
TSINGTAO

Tsingtao Beer Building
May 4th Square
Hong Kong Road, Central
Qingdao, 266071
P.R.C.




June 28, 2005

The Office of International Corporate Fin
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find copies of two documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the documents pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

孙晓航

SUN Xiaohang

(Enclosures)

cc: Lu Yuan
(Tsingtao Brewery)
Da-Wai Hu / Peng Jiang
(Sullivan & Cromwell LLP)

File No.: 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

June 28, 2005

A. ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE 2004 ANNUAL GENERAL MEETING
B. ANNOUNCEMENT OF THE RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS


TSINGTAO

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)
(Stock Code: 168)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE 2004 ANNUAL GENERAL MEETING

Tsingtao Brewery Company Limited (the "Company") convened its 2004 annual general meeting ("AGM") on 23 June, 2005 at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Dong Road, Qingdao with attendance of 34 shareholders and proxies representing 1,163,565,814 shares, which accounted for 88.94% of the Company's total Equity. The AGM was conducted in accordance with the requirements of the Company Law of the People's Republic of China (the "PRC") and the Company's Articles of Association. The following resolutions were considered and passed by registered voting at the AGM:

I. The following resolutions were passed as ordinary resolutions:

1. To approve the work report of the Board of Directors of the Company for 2004.

Affirmative votes represent 953,939,192 shares, accounting for 100% of the total effective votes.

2. To approve the work report of the Supervisory Committee of the Company for 2004.

Affirmative votes represent 953,939,192 shares, accounting for 100% of the total effective votes.

3. To approve the audited financial statements of the Company for 2004.

Affirmative votes represent 953,939,192 shares, accounting for 100% of the total effective votes.

4. To determine the proposal for profit distribution (including dividend allocation) of the Company for 2004.

Appropriations to the statutory surplus reserve and the statutory public welfare fund were made as to 10% of the net profits for the year 2004 calculated in accordance with the accounting principles of the PRC respectively. After deducting the lower of the appropriations to the "two funds" from the profits available for distribution calculated in accordance with the accounting principles of the PRC, and after adding the remaining balance of undistributed profits at the beginning of the year, the profits available for distribution to shareholders for the year 2004 amounted to RMB370,623,248.05. On the basis of the existing share capital of the Company, the cash dividend per share attributable to the shareholders for the year 2004 amounted to RMB0.15, and other undistributed profits has been transferred to the next year.

Affirmative votes represent 953,911,042 shares, accounting for 99.99% of the total effective votes; dissenting votes represent 28,150 shares.

5. To approve the appointment of PricewaterhouseCoopers Zhongtian Certified Public Accountants Limited as the Company's domestic auditors for 2005 and of PricewaterhouseCoopers, Hong Kong as the Company's international auditors for 2005, and to authorize the Board of Directors to fix their remunerations.

Affirmative votes represent 953,939,192 shares, accounting for 100% of the total effective votes.

6. To elect Li Gui Rong, Jin Zhi Guo, Sun Ming Bo, Liu Ying Di and Sun Yu Guo to be members of the Fifth Board of Directors of the Company.

Affirmative votes represent 953,939,192 shares, accounting for 100% of the total effective votes.

To elect Mr. Chu Zhen Gang to be member of the Fifth Board of Directors of the Company.

Affirmative votes represent 924,661,042 shares, accounting for 96.93% of the total effective votes, dissenting votes represent 29,250,000 shares.

To elect Stephen J. Burrows, Mark F. Schumm, Fu Yang, Li Yan, Poon Chiu Kwok to be members of the Fifth Board of Directors of the Company.

Affirmative votes represent 953,911,042 shares, accounting for 100% of the total effective votes.

All of the candidates of Directors are elected, while Chu Zhen Gang, Fu Yang, Li Yan and Poon Chiu Kwok are Independent Directors.

7. To elect Sun Jia Yao, Frances Zheng, Liu Qing Yuan, Zhong Ming Shan, Chen Jun to be members of the Fifth Supervisory Committee of the Company.

Affirmative votes represent 953,911,042 shares, accounting for 100% of the total effective votes.

All of the candidates of Supervisors are elected. In addition, Yu Jia Ping, Huang Zu Jiang and Ren Zeng Gui were elected to be the supervisors in the capacities of staff representatives at the staff representatives meeting of the Company (profiles please refer to 2004 Annual Report).

8. To pass the total annual remuneration throughout the term of office of the new Board of Directors to be not more than RMB3,260,000 (of which the total remuneration for each Independent Director to be not more than RMB50,000, tax inclusive), the annual remuneration throughout the term of office of the new Supervisory Committee to be determined with reference to the standard of Independent Directors' remunerations, and to authorise the Board of Directors and the Supervisory Committee to fix the remuneration of each Director and Supervisor respectively.

Affirmative votes represent 953,910,442 shares, accounting for 99.99% of the total effective votes. Dissenting votes represent 600 shares.

II. The following resolutions were passed as special resolutions:

1. The resolution by the Board of Directors of the Company regarding the proposed amendments to the Articles be approved, and the Board of Directors be authorised to modify the wordings as appropriate and to do all such things as necessary in respect of the amendments to the Articles pursuant to the requirements (if any) of the relevant PRC authorities.

Affirmative votes represent 837,589,124 shares, accounting for 100% of the total effective votes.

2. The Order of Meeting for Shareholders' General Meetings, the Order of Meeting for the Board of Directors and the Order of Meeting for the Supervisory Committee be approved.

Affirmative votes represent 837,589,124 shares, accounting for 100% of the total effective votes.

Besides, the dividend payment for the year 2004 was explained as follows:

1. Pursuant to the Company's Articles of Association, dividend paid to shareholders by the Company is to be denominated in RMB, while A shares and H shares dividends are to be paid respectively in RMB and Hong Kong Dollars. The conversion formula is:

$$\text{Price of dividend as converted} = \frac{\text{Dividend in RMB}}{\text{Average of the median prices from every foreign currency to RMB by the State Administration for Foreign Exchange in the previous week from the dividend announcement date}}$$

With respect to this dividend payment, the average of the median prices from every foreign currency to RMB by the State Administration for Foreign Exchange in the previous week from 23 June, 2005, the dividend announcement date, was HK$1:RMB1.064. Hence, the Company's holders of H shares should receive dividend of HK$0.141 per share.

2. Pursuant to relevant provisions of the Company's Articles of Association, the Company has commissioned Bank of China (Hong Kong) Trustees Limited as the receiving agent for holders of H shares. Cheques of H share dividend will be issued by the receiving agent, and dispatched to all holders of H shares by ordinary mail by 23 July, 2005.
3. Further announcement will be made on the way of dividend payment to holders of A shares.

Pursuant to the listing provisions provided by The Stock Exchange of Hong Kong Limited, Amy Yung & Co. Accounter's Office of Hong Kong was appointed as the supervisor for the ballot-slips counting of the AGM. An representative from Shandong Qingdao Lawyer's Office has attended the AGM and made the Legal Opinion, which confirmed that the convention, convening procedure, qualifications of the attendances and voting procedure of the AGM were all legal and effective in accordance with the provisions of law,

regulative documents and the Articles of the Association of the Company.

The members of the Fourth Board of Directors including Mr. Tam Lai Ling, Mr. Wu Hai Hua, Ms. Pang Gui Rong and the members of the Fourth Supervisory Committee including Mr. Wu Yu Ting and Mr. David Renaud retired as the directors and supervisors of the Company respectively in the AGM due to the expiry of their terms, effective from 23 June, 2005. The aforesaid retiring directors and supervisors have confirmed that they have no disagreement with the Board of Directors and there is no special matter relating to their retirement that needs to be brought to the attention of the shareholders of the Company.

By order of the Board
Yuan Lu
Company Secretary

Qingdao, 23 June, 2005

Notes:**The personal particulars of the newly-appointed directors and supervisors of the Company.**

EXECUTIVE DIRECTOR

(1) Mr. Sun Ming Bo, aged 48, is the Executive Vice President. Mr. Sun holds a doctoral degree in management. He was the Deputy Plant Manager and Chief Engineer of Tsingtao Brewery Factory No. 1 and Assistant to General Manager and Deputy Chief Engineer of the Company. He has broad experience in beer production, technology management and strategic planning. He has been in charge of the negotiation and implementation of the Company's strategic alliance with Anheuser-Busch Companies Inc., as well as significant asset restructuring and merger/acquisition projects of the Company. He is well-versed in strategic management theories. Mr. Sun also holds the title of application researcher. He is also the chairman of 8 subsidiaries of the Company. Mr. Sun holds 1,561 A shares in the Company. Save as disclosed herein, Mr. Sun: (1) does not have any previous experience of other directorships held in other listed companies in the past three years; (2) does not hold any other position with the Company and any other member of the Group; (3) is not related to any other directors, senior management or substantial or controlling shareholders of the Company; and (4) does not have any interest in other shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

NON-EXECUTIVE DIRECTOR

(1) Mr. Mark F. Schumm, aged 49, Vice President (China Business Development) of Anheuser-Busch International, Inc. Mr. Schumm holds a Bachelor of Science degree from the University of Missouri, U.S. majoring in chemical engineering and a MBA degree from the University of Michigan majoring in finance. Mr. Schumm has over 20 years of experience in the brewery industry having been responsible for corporate planning and international business development at Anheuser-Busch Companies Inc., as well as finance and accounting, financial affairs, export operations and brand name management with licensed partners in Europe and Canada. He has been involved in field operations in Japan as well as business development in other parts of Asia. Save as disclosed herein, Mr. Schumm: (1) does not have any previous experience of other directorships held in other listed companies in the past three years; (2) does not hold any other position with the Company and any other member of the Group; (3) is not otherwise related to any other directors, senior management or substantial or controlling shareholders of the Company; and (4) does not have any interest in other shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

INDEPENDENT NON-EXECUTIVE DIRECTORS

(1) Mr. Fu Yang, aged 55, was the Vice President of All China Lawyers Association, an Arbitrator for China International Economic and Trade Arbitration Commission, a Partner and Director of Kang Da Law Firm (Beijing) and an Independent Director of CITIC Guoan Information Industry Co., Ltd. Mr. Fu has served as Deputy Director of the Economic Law Office under the NPC Legal System Commission and has been involved in the drafting of more than 40 statutes, including Laws Governing Economic Contracts, Laws Governing Economic Contracts Involving Foreign Parties, Laws on Mineral Resources, Laws Governing Pharmaceuticals, the Company Law and Laws Governing Environmental Affairs, etc. Save as disclosed herein, Mr. Fu: (1) does not have any previous

experience of other directorships held in other listed companies in the past three years; (2) does not hold any other position with the Company and any other member of the Group; (3) is not related to any other directors, senior management or substantial or controlling shareholders of the Company; and (4) does not have any interest in other shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

(2) Ms. Li Yan, aged 48, is a Professor in financial and public management, Head of Finance Department and Post-graduate Tutor at the Central University of Finance & Economics. Ms. Li is a registered accountant and a non-practising member of the Chinese Institute of Certified Public Accountants. She is the author of more than 20 specialised publications, including 《國家預算的理論與實務》 (The Theory and Practice of State Financial Budget), a national-grade key teaching reference. She has convened or taken part in many State-level or ministerial-level research projects, including the "Research on Budgets for State-owned Assets" and the "Research on Government Procurement System" sponsored by the Stateowned Assets Supervision and Administration Commission and the Ministry of Finance, respectively, producing reports of over one million words and winning numerous awards. Ms. Li is currently a Council Member of the Chinese Institute of Financial and Taxation Laws. Save as disclosed herein, Ms. Li: (1) does not have any previous experience of other directorships held in other listed companies in the past three years; (2) does not hold any other position with the Company and any other member of the Group; (3) is not related to any other directors, senior management or substantial or controlling shareholders of the Company; and (4) does not have any interest in other shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

(3) Mr. Poon Chiu Kwok, aged 43, is the Managing Director and Head of Corporate Finance of Guangdong Securities Limited. Mr. Poon has broad experience in corporate governance for listed companies, commercial banking and investment banking, having been involved in the financial and securities sector for 19 years, during which he has arranged a number of major listings on the Stock Exchange of Hong Kong. Mr. Poon holds a master's degree in accounting, a LLB (honours) and a bachelor's degree in business studies (honours). He also holds memberships of the Hong Kong Securities Institute, the Institute of Chartered Secretaries & Administrators and the Hong Kong Institute of Company Secretaries. He currently serves as an Independent Director of CATIC Shenzhen Holdings Limited and of Huabao International Holdings Limited, both of which are companies listed on the Main Board of the Stock Exchange of Hong Kong. Save as disclosed herein, Mr. Poon: (1) does not have any previous experience of other directorships held in other listed companies in the past three years; (2) does not hold any other position with the Company and any other member of the Group; (3) is not related to any other directors, senior management or substantial or controlling shareholders of the Company; and (4) does not have any interest in other shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

SUPERVISORS

(1) Mr. Sun Jia Yao, aged 55, is the Chairman of the Supervisory Committee of Qingdao State-owned Enterprises. He carries the title of senior political engineer. Mr. Sun is the shareholders' representative nominated by the Office of State-owned Assets Supervision and Administration of Qingdao Municipal Government, the controlling shareholder of the Company. Mr. Sun graduated from Shandong Polytechnic with college qualifications, specialising in industrial enterprise management. He has been Deputy Party Secretary of Qingdao Towel Factory, Deputy District Chief of Tai Dong District and Director of Qingdao Textile Corporation, giving him proven experience in enterprise management and economic management. Since 1999 he has been appointed by the Qingdao Government as the Chairman of Supervisory Committee, on a full-time basis, at Qingdao Kailian (Group) Company Limited and Qingdao (Hong Kong) Huaqing Development Company Limited, respectively, where he has gained considerable experience in the operation of supervisory committees. Save as disclosed herein, Mr. Sun: (1) does not have any previous experience of other directorships held in other listed companies in the past three years; (2) does not hold any other position with the Company and any other member of the Group; (3) is not otherwise related to any other directors, senior management or substantial or controlling shareholders of the Company; and (4) does not have any interest in other shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

(2) Ms. Frances Zheng, aged 42, is the Finance Director of Anheuser-Busch Asia Inc. Ms. Zheng holds a master of business administration degree from Eastern University of Pennsylvania, U.S. She has many years of experience with multinational corporations in the United States and Hong Kong mainly in the areas of business development, tax planning, investment consultation, corporate planning, financial analysis and corporate management. Save as disclosed herein, Ms. Zheng: (1) does not have any previous experience of other directorships held in other listed companies in the past three years; (2) does not hold any other position with the Company and any other member of the Group; (3) is not related to any other directors, senior management or substantial or controlling shareholders of the Company; and (4) does not have any interest in other shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The aforesaid persons are newly appointed as Directors and Supervisors for a term of three years, and will receive the Directors' and Supervisors' remunerations determined by the Board of Directors and the Supervisory Committee as authorised by the shareholders of the Company at the AGM respectively.

Directors of the Company as at the date hereof:
Executive Directors: Mr. Li Guirong (Chairman), Mr. Jin Zhiguo (Vice Chairman), Mr. Sun Mingbo, Mr. Liu Yingdi, Mr. Sun Yuguo
Non-executive Directors: Mr. Stephen J. Burrows (Vice Chairman), Mr. Mark F. Schumm
Independent Directors: Mr. Chu Zhengang, Mr. Fu Yang, Ms. Li Yan, Mr. Poon Chiukwok



TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS

The first meeting of the Fifth Board of Directors of Tsingtao Brewery Company Limited (the "Company") was held on 23 June 2005 in Qingdao, at which the following matters were reviewed and approved:

I. Mr. Li Gui Rong was elected Chairman and each of Mr. Jin Zhi Guo and Mr. Stephen J. Burrows was elected Vice Chairman of the Fifth Board of Directors of the Company, for a term of three years from the date of election.

II. Mr. Jin Zhi Guo was appointed President of the Company for a term of three years from the date of appointment by the current Board of Directors.

III. Upon nomination by the President, each of Mr. Sun Ming Bo, Ms. Yan Xu, Mr. Zhang Xue Ju, Mr. Cao Xiang Dong, Ms. Jiang Hong and Mr. Zhang An Wen was appointed Vice President of the Company, Mr. Sun Yu Guo was appointed Vice President and Chief Accountant of the Company and Mr. Fan Wei was appointed Chief Engineer of the Company. The aforesaid senior management officers shall serve a term of three years from the date of appointment by the current Board of Directors.

IV. Upon nomination by the Chairman, Ms. Yuan Lu was appointed Secretary to the Board of Directors of the Company and Mr. Zhang Rui Xiang was appointed Representative for Securities Affairs, each for a term of three years from the date of appointment by the current Board of Directors.

V. The establishments of the Strategy and Investment Committee, Corporate Governance and Remuneration Committee and Audit and Finance Committee under the new Board of Directors were considered and approved and detailed rules for their work were adopted.

By order of the Board
YUAN LU
Company Secretary

Qingdao, 23 June 2005

Directors of the Company as at the date hereof:
Executive Directors: Mr. Li Guirong (Chairman), Mr. Jin Zhiguo (Vice Chairman), Mr. Sun Mingbo, Mr. Liu Yingdi, Mr. Sun Yuguo
Non-executive Directors: Mr. Stephen J. Burrows (Vice Chairman), Mr. Mark F Schumm
Independent Directors: Mr. Chu Zhengang, Mr. Fu Yang, Ms. Li Yan and Mr. Poon Chiukwok